

March 12, 2012

<u>Via E-mail</u>
Martin P. Galvan
Vice President of Finance
      And Chief Financial Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

Re: **Lannett Company, Inc.**
        Form 10-K for the Fiscal Year Ended June 30, 2011
        Filed September 9, 2011
        Form 10-Q for the Quarterly Period Ended December 31, 2011
        Filed February 8, 2012
        File No. 001-31298

Dear Mr. Galvan:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended June 30, 2011

Signatures, page 66

1. We note that you have not identified any of your signatories as your principal accounting officer or controller. We refer you to General Instruction D(2)(a) of Form 10-K. Please confirm whether the individual currently acting in one of those capacities has signed this annual report. If so, please ensure that he or she is properly identified in all future annual reports. If not, please amend your annual report to include all required signatures.

Form 10-Q For The Quarterly Period Ended December 31, 2011

2. Regarding your Morphine Sulfate Oral Solution application, you state that the filing fee related to this application totaled $1,405,500 and was initially recorded within other current assets because part, or all, of this fee was thought to be refundable. Please tell us why you believe the filing fee is refundable and therefore recorded as an asset. In addition, tell us why the estimate of the nonrefundable amount was capitalized as an intangible asset instead of expensed as research and development. The capitalization of such amount appears to be inconsistent with your disclosure on page 35 of your 2011 Form 10-K which states that "The Company expenses all production costs as R&D until the drug is approved by the FDA." We note that the fee was incurred in February 2010 and the application approved in June 2011.

Exhibit 31

3. Please revise the wording under paragraph 4. to make it consistent with Exhibit 31 to your Form 10-K by adding "internal control over financial reporting" as follows:

"The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) <u>and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))</u> for the Company and have:"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or John Krug, Senior Attorney, at (202) 551-3862 with questions on comment one. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant